EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

Telkom potential offer for Business Connexion

Telkom has made an approach to Business Connexion Group Limited ("BCX") to acquire the entire issued share capital of BCX at R9.00 per share, subject to certain conditions. Telkom will furthermore agree to BCX paying a special dividend of R0.25 per BCX share from existing cash resources. Telkom will not increase the price at which it has made the approach.

The acquisition of BCX will advance Telkom's ongoing data strategy. In particular, Telkom believes that the acquisition will enhance Telkom's ability to offer its customers end-to-end solutions across the ICT value chain. Telkom's strength has to date been on ICT services relevant to its core connectivity proposition, managed network and internet access and BCX offers a complementary service offering. The acquisition of BCX will enable Telkom to have a meaningful presence in the IT services market extending its value chain with BCX's proven capabilities in business application and support management, business process outsourcing and other IT related complementary lines of business.

Telkom has approached five key shareholders of BCX holding in excess of 50% of the entire share capital of BCX. Telkom has received a combination of written and in-principle support from these shareholders to proceed with the potential offer

Telkom hopes to work with the management of BCX to consummate a transaction to the benefit of both BCX and Telkom shareholders.

This announcement does not constitute a firm intention to make an offer for the purposes of the Securities Regulation Code on Takeovers and Mergers.

Telkom will publish a further announcement in due course.

Johannesburg 22 March 2006

Financial advisor and sponsor: UBS

Attorneys: Werksmans Inc.